05038643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oakes Fitzwilliams & Co., LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Hill Street
(No. and Street)

London (City) England (State) WIJ 5LJ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Oakes 011-44-207-355-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH., D.C. 185 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, Herbert Oakes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakes Fitzwilliams & Co., LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

____
Title

[signature: Joanne C. Bartmess]
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/10

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2004

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Oakes, Fitzwilliams & Co., L.P.

We have audited the accompanying statement of financial condition of Oakes, Fitzwilliams & Co., L.P. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oakes, Fitzwilliams & Co., L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 8, 2005

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 7,819
Receivable from partner	398,125
Receivable from affiliates	5,481
Fixed assets, net of accumulated depreciation of $94,113	4,161
Other assets	3,300
TOTAL ASSETS	$ 418,886

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accrued expenses payable	$ 4,560
TOTAL LIABILITIES	4,560
PARTNERS' CAPITAL	414,326
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 418,886

The accompanying notes are an integral part of this statement.

OAKES, FITZWILLIAMS & CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Oakes, Fitzwilliams & Co., L.P. (the "Partnership"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In this capacity, it provides investment banking and other financial consulting services.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The Partnership's net income or loss is allocated to the General Partner and Limited Partners in accordance with the terms of the Limited Partnership Agreement.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for using accelerated methods over the estimated useful lives of the related property.

3. RECEIVABLE FROM PARTNER

The receivable from partner is a $325,000 loan, which bears interest at the rate of 6% per annum.

4. PROVISION FOR INCOME TAXES

No provision for federal or state taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax. The financial statements reflect an amount for this expense.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company transacts limited business and carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $3,259, which exceeded the minimum requirement of $5,000 by $1,741. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1.

Pursuant to Securities Exchange Act Rule 17-a11, notices were sent to the SEC and NASD on February 23, 2004 notifying them of the net capital deficiency that existed at December 31, 2004. The Company suspended all activities after December 31, 2004. The situation was corrected on February 23, 2004 with an infusion of $15,174 in capital contributions.